Filed by Elanco Animal Health Incorporated Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Aratana Therapeutics, Inc. Commission File No.: 001-35952 Elanco Animal Health, Inc. Strategic Investment Update April 26, 2019

Elanco Animal Health, Inc. – Strategic Investment Update, April 26, 2019

CORPORATE PARTICIPANTS

Jim Greffet, *Head of Investor Relations*

Jeff Simmons, *President and Chief Executive Officer*

Todd Young, *Chief Financial Officer*

Aaron Schacht, *Executive Vice President, Innovation, Regulatory and Business Development*

CONFERENCE CALL PARTICIPANTS

Liav Abraham, *Citi*

Erin Wright, *Credit Suisse*

Michael Ryskin, *Bank of America Merrill Lynch*

Michael DiFiore, *Evercore ISI*

Kathleen Miner, *Cowen & Co., LLC*

Kevin Ellich, *Craig-Hallum Capital Group, LLC*

John Kreger, *William Blair*

Navin Jacob, *UBS Securities*

PRESENTATION

Operator:

Good morning. My name is Amy and I will be your conference Operator today. At this time, I would like to welcome everyone to the Elanco Strategic Investment Update. All lines have been placed on mute to prevent any background noise. After the speakers' remarks there will be a question-and-answer session. If you would like to ask a question at that time, please press star, then the number one on your telephone keypad; to withdraw your question, press the pound key. Thank you.

Jim Greffet, Head of Investor Relations, you may begin your conference.

Jim Greffet:

Thank you, Amy. Good morning. Thank you for joining us as we announce important strategic investments for Elanco. I'm Jim Greffet, head of Investor Relations. Joining me are Jeff Simmons, our

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President and Chief Executive Officer; Todd Young, our Chief Financial Officer; Aaron Schacht, our Executive Vice President of innovation, Regulatory and Business Development, and Katie Grissom from Investor Relations. During this conference call, we anticipate making projections and forward-looking statements based on Management’s current expectations but actual results may differ materially due to a number of factors. For example, our results may be affected by competitive developments, the timing and success of new product launches, regulatory and legal matters, government actions, change in tax law and the impact of exchange rates. Also, the proposed acquisition is subject to Antitrust clearance and Aratana shareholder approval, neither of which can be guaranteed. For additional information about the factors that affect our business, refer to our Forms 10-K and 10-Q. In addition, the information we provide about our products and pipeline is for the benefit of the investment community. It is not intended to be promotional and is not sufficient for prescribing decisions. You can find our press release and the slides referenced on this call on elanco.com. Finally, note that we are in the quiet period as we will announce earnings on May 9th. Nothing we indicate today should be construed as a change in or confirmation of our financial guidance. I’ll now turn the call over to Jeff. Jeff Simmons: Thanks, Jim. We’re excited to announce two complementary strategic investments. First, our agreement to acquire Aratana Therapeutics, developer of and our partner on Galliprant; and secondly, a commercialization agreement with Vet DC for the first FDA conditionally approved canine lymphoma treatment. We are also announcing an expansion of our commercial presence into the specialty veterinary clinic channel. Let me start with a summary of how these actions advance our focused innovation portfolio and productivity strategy on Slide 4. On the portfolio front, these actions enhance our Companion Animal Therapeutics portfolio. We will capture the full value of Galliprant. We will add three marketed products to our portfolio, and we will expand our therapeutic coverage into oncology, an emerging area in pet care. From an innovation perspective, Aratana brings a promising pipeline of five programs. This furthers our confidence in the ability to deliver a consistent sustainable flow of innovation. These actions also align with our productivity and margin expansion agenda. The acquired products are accretive to our profit margin and we will integrate the acquisition to maximize efficiency and profitability. There is also a compelling market rationale. Thanks to advances in veterinary medicine, pets are living longer and experience many of the same age-related health issues as humans. Conditions such as arthritis and cancer, and the pain and complications that these conditions often entail are becoming more prevalent, and pet owners want treatment for these ailments. Furthermore, specialty vet clinics are becoming an important part of the pet therapeutics ecosystem. We are positioning Elanco to be a leader in this market. Let’s now turn to the specifics of each transaction on Slide 5. We intend to acquire Aratana Therapeutics. Each Aratana shareholder will receive 0.1481 shares of Elanco, representing $4.75 per Aratana share based on the April 24, 2019 Elanco closing price of $32.07. This stock portion of the deal is valued at approximately $234 million. The deal also includes a contingent value right to Aratana shareholders of $0.25 per share if certain performance metrics are met. The Aratana Board has unanimously accepted the acquisition offer, which is not subject to Aratana shareholder approval as well as FTC Hart-Scott-Rodino clearance. 2 ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccu racies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only. 1-888-562-0262 1-604-929-1352 www.viavid.com Elanco Animal Health, Inc. – Strategic Investment Update, April 26, 2019

We expect the transaction to close in late Q2 or early Q3. As a result, Elanco will capture the full value of Galliprant, which achieved $23 million of sales in Q1, including the first sale of Galliprant outside of the U.S. We produced more Galliprant in Q1 of 2019 than the entirety of 2018, clearing the back orders of last year. With this improved manufacturing capacity, we are positioned to maintain supply as well as we support launches in new geographies and manage the increasing strong demand for the product. This is the culmination of a long, mutually beneficial relationship between Aratana and Elanco. Our affiliation with Aratana began through our investment in the Cultivian Fund which was a seed investor in Aratana. We entered into our global Galliprant collaboration in 2016, and have worked together to bring this first of its kind canine osteoarthritis NSAID to market. The success of Galliprant is a testament to the collaboration and partnership we have shared together. We are thrilled that the partnership is leading to this great outcome for both Aratana and Elanco. Beyond Galliprant, Aratana has two additional marketed products shown on Slide 6. Entyce, a first in class oral therapeutic for appetite stimulation in dogs, and Nocita, a highly differentiated, long-acting local anaesthetic for post-operative pain relief following certain surgeries in dogs and cats. For Entyce, the causes of loss of appetite are varied and prevalent across the specialty vet channel where Aratana has focused, as well as primary care vets where Elanco has deep expertise and broader market coverage, adding Entyce to our primary care portfolio will bring greater awareness and uptake of this important new therapeutic option. Nocita broadens and complements our robust pain portfolio, furthering Elanco’s leadership in this space. As we look at the late-stage licensing agreement with VetDC on slides 7 and 8, it gives Elanco commercialization rights to Tanovea-CA1, the first FDA conditionally approved canine lymphoma drug. This is a more typical example of the types of late stage licensing agreements funded from our R&D budget that we will pursue. Oncology is an interesting emerging niche market. There are three important dynamics in this space that will ultimately determine the true opportunity in oncology. First, the efficacy of the treatment regimes. Second, the economic barriers as consumers largely pay out of pocket for pet care, and access to care. Cancer is the leading disease-related cause of death in dogs and an important health concern for dog owners. Tanovea shows great promise. We are particularly excited that these two investments provide the critical mass and capabilities for Elanco to offer a dedicated commercial presence in the specialty vet clinic channel. This is the next step in our channel expansion strategy. Veterinary specialty is among the fastest growing segments in veterinary medicine and where many age-related diseases are treated. By transitioning the Aratana specialty sales force with broadened Elanco portfolio, relevant for the needs in this space, we see an opportunity to expand our Companion Animal Therapeutics business and better serve this emerging niche specialty market. These investments are compelling for four reasons, summarized on Slide 9. First, Elanco will have full ownership of Galliprant, saving cash on milestone and royalty payments otherwise owed to Aratana. Galliprant, as I mentioned, continues to perform very well in the U.S. and we are now launching internationally. Second, we obtain three marketed products to add to our Companion Animal Therapeutics portfolio: Entyce and Nocita from Aratana and Tanovea-CA1 from VetDC, marking our entrée into the oncology market. Third, these deals establish our expansion into Companion Animal specialty vet channel, which is an important and growing area for Companion Animal Therapeutics. The combination of Elanco’s current 3 ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccu racies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only. 1-888-562-0262 1-604-929-1352 www.viavid.com Elanco Animal Health, Inc. – Strategic Investment Update, April 26, 2019

therapeutics portfolio, the products added from Aratana and VetDC, and our R&D focus in pain, dermatology and diseases of aging will make the specialty segment a valuable channel expansion for us. Fourth, we strengthen our innovation pipeline with Aratana’s Companion Animal Therapeutic product candidates. Ultimately, we believe these investments will bring greater value to veterinarians and pet owners, as well as Elanco shareholders. Our existing relationship with Aratana will make this an efficient integration and we will remain in full execution mode here at Elanco. Let’s now have Aaron share some of the details about the compounds and the science. Aaron Schact: Thank you, Jeff. Before talking about the science, in my role as head of R&D, I want to take a moment to share the value of partnering in my business development capacity. Jeff talked about the long productive history we have had with Aratana. This outcome is one of many ways that such relationships can deliver to Elanco and our partners. Similarly, bringing Elanco resources, capabilities and expertise to the commercial agreement with VetDC, we believe will drive greater value for veterinarians, pet owners and our two companies. We view both of these transactions as great examples of our flexible and collaborative approach to partnering. Moving to the science, let me provide a few highlights about the marketed products and the pipeline that these deals bring to us, starting with Slide 11. Entyce is the only FDA approved therapeutic for appetite stimulation in dogs that has demonstrable improvement in appetite and weight gain. This oral formulation works by mimicking the naturally occurring hunger hormone ghrelin. The causes of loss of appetite, or inappetence, are many and varied. Long-term causes include aging, cancer, heart disease and kidney disease; short-term issues such as infection, dehydration, fever, pain and post surgery recovery can also reduce appetite. Failure of a pet to eat over period of time can result in weight loss, muscle wasting and potentially extreme frailty, which can further exacerbate underlying conditions, delay recovery and reduce quality of life. Aratana’s promotional efforts thus far for Entyce have focused in the specialty vet clinics. Our plan, as Jeff mentioned, is to expand the promotion of Elanco to primary care customers who treat many of the causes of inappetence. Nocita, shown on Slide 12, is a local analgesic for post-surgical pain in dogs and cats that can provide relief for up to 72 hours, as a bridge for pain control from the vet clinic to the home. This represents an exciting new paradigm in pain management with minimal additional time during surgery for the veterinarian. Nocita complements our broad pain portfolio of Galliprant, Onsior and Deramaxx. Tanovea-CA1, summarized on Slide 13, will be Elanco’s first medicine for cancer, an important emerging area of interest for us in Companion Animal Therapeutics. Tanovea-CA1 is a small molecule pro drug that was conditionally approved by CVM in January of 2017 for the treatment of canine lymphoma, the most common blood cancer in dogs. Without therapeutic intervention, most dogs will succumb to this disease within four to six weeks of diagnosis. In an initial pilot study, 38 dogs with lymphoma were evaluate. In treatment naïve dogs there was 100% response rate and a 64% response rate for dogs that had previously failed cancer treatment. Tanovea is given intravenously once every 21 days for up to five cycles. This compares to a standard of care, the so - called CHOP regimen, which consists of up to 17 cycles of IV treatment over a 25-week period, so we’re quite excited about the potential of Tanovea to dramatically reduce the burden of treatment for the pet and the pet and owner, while delivering the potential for high response rates. 4 ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccu racies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only. 1-888-562-0262 1-604-929-1352 www.viavid.com Elanco Animal Health, Inc. – Strategic Investment Update, April 26, 2019

Tanovea is currently being evaluated in a pivotal study that is enrolling client owned dogs and upon conclusion the results from this study should allow VetDC and Elanco to complete and submit the registration package necessary for full approval of Tanovea, and we expect this submission in 2020. In addition to these marketed products, we’ll add several R&D programs from Aratana aimed to treat a variety of conditions such as complications from kidney disease in cats, atopic dermatitis, pain and cancer. These programs nicely align with our therapeutic focus interests and provide additional shots on goal in these attractive spaces. Slide 14 provides the highlights of four programs consistent with disclosures that Aratana has made. AT002 is for management of weight loss in cats with chronic kidney disease. This is a species expansion for capromorelin, the active ingredient in Entyce. A pivotal field effectiveness study is ongoing for this cat-specific formulation, and is anticipated to complete target enrollment in this year. AT-018 is an investigational agent for atopic dermatitis in dogs. This is a novel small molecular targeting the CRTH2 pathway that is currently the subject of an early development pilot study. Enrollment in this study is expected to complete this year. AT-019 is a novel small molecule EP4 antagonist, which is the same mode of action as grapiprant, the active ingredient in Galliprant. This represents a next-generation opportunity to follow Galliprant, and was recently licensed by Aratana from AskAt, who discovered the molecule and has evaluated it in safety, toxicity and potency studies . The manufacturing process transfer is underway to support scale-up and formulation work to enable early development pilot studies. Lastly AT-014. This canine osteosarcoma vaccine is a novel immuno-oncology approach, developed using a vaccine platform delivery system licensed from Advaxis. It was granted conditional licensure by the USDA Center for Veterinary Biologics in December of 2017. In a clinical study of 18 client-owned dogs with osteosarcoma, the data suggests that the vaccine may delay or prevent metastatic disease and may prolong overall survival in these patients. In summary, these deals illustrate our open innovation model, they augment our marketed product portfolio, and they provide novel companion animal therapy opportunities to our pipeline. Let me now turn the call to Todd to talk about the financial aspects of these deals. Todd Young: Thanks, Aaron. Let’s turn to Slide 16. As Jeff mentioned, the Aratana acquisition is being financed with new Elanco shares that represent approximately 2% of our shares outstanding. Each Aratana shareholder will receive 0.1481 shares of Elanco for each Aratana share. Based on closing prices on April 24th, the date the exchange ratio was set, this represents $4.75 per Aratana share, which is approximately a 40% premium. Aratana shareholders will also receive a contingent value right of $0.25 per Aratana share. With respect to the VetDC collaboration, we are not disclosing the financial terms. We will incorporate any impact to our 2019 financial guidance in our Q1 earnings call on May 9th. Currently, we do not expect these deals to be dilutive to our non-GAAP earnings in 2019. Impact on a GAAP basis is dependent upon final purchase accounting. There are a number of sources of value in these transactions, summarized on Slide 17. First, we will have cash savings from the future milestones and royalties we would have otherwise paid Aratana. Second, we expect to drive greater uptake of Entyce and Nocita over time through our primary care vet channels. 5 ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccu racies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only. 1-888-562-0262 1-604-929-1352 www.viavid.com Elanco Animal Health, Inc. – Strategic Investment Update, April 26, 2019

Third, we are establishing a commercial presence with a specialty vet salesforce, offering an enhanced portfolio of products from Aratana, VetDC and Elanco. Leveraging the existing expertise and relationships of the Aratana specialty field force with a broader portfolio of leading products positions Elanco favorably in this growing channel. Finally, we are expanding our innovation pipeline with several attractive programs that Aaron discussed. These value elements are compelling and in line with our innovation portfolio and productivity strategy, as well as our capital allocation priorities. Our existing relationship with Aratana puts Elanco in a unique position to make the most of these assets. I would like to remind everyone that we currently report all Galliprant sales. Full ownership of Galliprant has significant economic benefits, but we do not expect a material impact on our non-GAAP income statement because of the way we already account for Galliprant. Subject to Aratana shareholder approval and HSR clearance, we expect the Aratana transaction to close in late Q2 or early Q3 of 2019. Our agreement with VetDC has already been executed. We will move quickly to integrate Aratana and to expand our new specialty vet sales efforts. Let me conclude by saying how exciting it is to announce these investments so quickly after our IPO and separation from Lilly. As Jeff mentioned, we are in full execution mode with our strategy and the standing up of the independent Elanco. We hope these transactions also demonstrate our intent to pursue relevant value and innovation opportunities wherever they may be found. This concludes our prepared remarks. Jim, will you please moderate the Q&A session? Jim Greffet: Thanks, Scott. We’d like to take questions from as many people as possible, so we ask that you limit your questions to two, or a single question with two parts. Amy, can you provide the instructions for the Q&A, and we’re ready to take the first question. Operator: Certainly. At this time, I would like to remind everyone in order to ask a question, please press star, then the number one on your telephone keypad. Your first question comes from the line of Liav Abraham from Citi. Your line is open. Liav Abraham: Thank you and good morning. First question, just on the revenues of Entyce and Nocita, can you quantify what those were in 2018 and the first quarter of 2019? Second question, on VetDC and the asset you’re getting a hold of there, if you could just perhaps quantify the peak sales of that opportunity that would be helpful, and maybe talk little bit more about your focus on oncology in your pipeline? Any other assets that you have there in development? I know it’s just one you’re getting a hold of from Aratana, but just generally your focus on oncology going forward. Great, thanks. Jim Greffet: Great, thanks. One the revenue front, Todd, maybe you can talk about Entyce and Nocita that Aratana has disclosed in oncology, and then Aaron, maybe talk about thoughts on oncology in the pipeline. Todd Young: 6 ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccu racies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only. 1-888-562-0262 1-604-929-1352 www.viavid.com Elanco Animal Health, Inc. – Strategic Investment Update, April 26, 2019

Sure. With respect to Nocita, sales in 2018 were $7.5 million. With respect to Entyce, was $4.6 million. Their Q1 2019 results will be presented on the earnings call in early May. Jim Greffet: VetDC, any commentary on? Todd Young: At this point we’re not disclosing the financials. As you know, oncology, like most of animal health, is a cash pay market and so this is a early opportunity to stick our toe into the water with respect to oncology. Aaron? Aaron Schacht: Thanks. Thanks, Liav. Relative to pipeline opportunities, as Todd just mentioned, I think this is our move into oncology. We see lots of technology opportunities, both in our research labs as well as em erging from what you see on the human side that could translate into interesting products, and so we’re just beginning that journey now. Liav Abraham: Thank you. Jim Greffet: Amy, next question. Operator: Your next question comes from the line of Dave Risinger from Morgan Stanley. Dave,, our line is open. Male Speaker: Hi. Xu Shin (phon) for David Risinger. A couple of questions. The first one, I was wondering if you could discuss Aratana’s investments spending ahead (phon), and the second question is just more details on the timing of the potential following of future Aratana pipeline candidates. Jim Greffet: Xiu Shin, can you clarify your first question? Male Speaker: Just in terms of what are the potential investments spendings ahead for Aratana in terms of potential RF&D ahead for Aratana specifically. The second one is just in terms of the timing of the filing of future Aratana pipeline candidates. Jim Greffet: Sure. Thanks. Aaron, you can probably speak to both of those. Aaron Schacht: 7 ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccu racies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only. 1-888-562-0262 1-604-929-1352 www.viavid.com Elanco Animal Health, Inc. – Strategic Investment Update, April 26, 2019

Sure. I think what you should understand is that Aratana maintains a rather modest spend for this pipeline. Obviously that will pick up as the assets advance and take down bigger studies or bigger amounts of material required for those studies, so we’ll monitor that carefully, but we don’t expect this to dramatically influence the R&D spend at Elanco. Along with that, I think Aratana has been very sort of transparent and explicit about the timing of next milestones for their products, so we’ll just default to their current statements about those things, and those are readily visible in their most recent earnings call as well as on their website. Jim Greffet: I’d say in a broader sense, as we’ve talked about with the overall Elanco pipeline as we integrate these with the Elanco pipeline, our overall approach has been to be somewhat oblique and to provide more color and more specifics as things approach ultimate submission and commercialization. We’ll follow that as we integrate things from Aratana as well. Amy, next question. Thanks, Xu Shin. Operator: Certainly. Your next question comes from the line of Erin Wright with Credit Suisse. Erin, your line is open. Erin Wright: Okay, great. I have a couple of questions here. Is there any way you can expedite or prioritize what’s in the pipeline for Aratana? Particularly on AT-018, how should we be thinking about the timing and magnitude there of that particular opportunity for that product in atopic dermatitis and relative to your own initiative in atopic derm as well? Will this be complementary, I guess, in your view? The second part of my question is on VetDC and canine lymphoma. Could you speak a little bit more about the market opportunity in this sort of niche area? Aratana did have some previous products in canine lymphoma that it ultimately de-emphasized. Can you speak to some of the differences there, and not knowing the financial terms of VetDC, I mean will this be financially materially near term? Thanks. Jim Greffet: Good questions, Erin. Aaron, do you want to talk a little bit about the pipeline, and then Jeff talk about oncology more broadly? Aaron Schacht: I think you were asking specifically about AT-018, CTRH2 molecule. This is in early, I would say, pilot studies and we are eagerly awaiting really the proof-of-concept data that come from those in order to progress in the pipeline, so very early and quite complementary to other targets we’d be pursuing. No overlap with the direct asset that we have in our pipeline, and gives us another shot on goal in this important therapeutic category, but it’s relatively early. Jeff Simmons: Erin, this is Jeff. Just a couple of comments on oncology. As you know, this is an emerging area, back to the aging pet and it falls in one of our three key areas around companion animal therapy. A couple of thoughts. I think first of all, as we study this market, it is emerging but there’s a few dynamics as you get inside both specialty clinics and even just overall the general practitioner clinics is the following. 8 ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccu racies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only. 1-888-562-0262 1-604-929-1352 www.viavid.com Elanco Animal Health, Inc. – Strategic Investment Update, April 26, 2019

First, as Aaron mentioned, it’s the regime, the cancer regime, comparing it to a CHOP type treatment is being able to be high efficacy as well as ease to the pet owner number of treatments, decreasing that. That all becomes practically more possible for a pet owner. Second is the economics, and that’s another factor of why this segment is not emerged and grown as largely and as quickly. These are criteria that we looked at during the diligence with VetDC. I think last is access, and that really leads to the really third announcement we’re making today which is you’ve got about a thousand clinics today in the United States that are specialty clinics, that today we’re not really calling on directly but Aratana is. When you combine these two, we believe we can begin to get closer to this emerging oncology market through a specialty salesforce from Aratana, that will allow us to be able to work closer with the oncologists and the specialists that are in this space. We’ll continue to update you as we learn and evolve this, but it’s another one of our expansions in our channel by putting together this specialty salesforce. Operator: Your next question comes from the line of Michael Ryskin with Bank of America Merrill Lynch. Michael, your line is open. Michael Ryskin; Thanks for taking the call and congrats on the deal, guys. Real quick, I want to follow-up exactly on that last point, Jeff, on the commercial salesforce. The Aratana specialty field force, if I remember correctly, it’s only about 25 personnel. I imagine you’ll need to expand that further. How big do you imagine this specialty veterinary medicine group to be, and are there going to be any other drugs from the existing Elanco portfolio that’s going to be moved through that? Is it going to be focused specifically on Entyce, Nocita and the Tanovea? Then the follow-up question is can you clarify your comments on the no expected dilution to non-GAAP earnings in 2019? Is that just the net income or it’s EPS? Just because of the 2% share issuance, I want to make sure I’ve got that right. Jim Greffet: Great questions, Mike. Jeff, maybe the first two for you, and then Todd, you can talk about dilution? Jeff Simmons: Yes. Great questions. If you look at the total Aratana, I would say field force, it’s about 35 now, and Craig has been very helpful in Aratana, their CEO, in putting this together and we visiting about it. We believe— and that’s made up of sales people, Michael, as well as the technical consultants, the experts in these specialty areas, and then they’ve done a nice job of garnering key opinion leaders as well, which I think is going to be very critical as part of this whole effort is having the key opinion leaders. We’re going to start with that, and then we’re going to do exactly what you said. There are products we have in derm like in Atopica, our pain products like Onsior and others that we see will actually get more leverage and more voice into this key 1000-plus clinic specialty area with our current, existing products, so we’ll move those over. Then I cannot emphasize—I’ve got to really emphasize where we also see even maybe more material value is taking a product like Entyce for appetite and putting that back into the broader base, kind of the general practitioner clinics or primary care clinics in our 200-plus salesforce, and same with Nocita. I think that leverage will also create significant value. 9 ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccu racies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only. 1-888-562-0262 1-604-929-1352 www.viavid.com Elanco Animal Health, Inc. – Strategic Investment Update, April 26, 2019

That’s where we are. We’re going to start with what they have a specialty group and then build from there. Jim Greffet: Todd? Todd Young: Yes. It is EPS, non-GAAP EPS. We’re saying it won’t be dilutive, not just at the net income line, but very excited by the operating cash flow pick-up we get from not having to pay certain royalties and milestones any more to Aratana. Michael Ryskin; Got it. Thanks, appreciate it. Jim Greffet: Amy, next question. Operator: Your next question comes from the line of Umer Raffat with Evercore ISI. Umer, your line is open. Michael DiFiore: Hi guys. This is Mike DiFiore in for Umer. Thanks for taking my question and congrats on the deal. Just two quick ones. If you could elaborate more on the specialty vet clinic. You said that you intend to develop the ‘primary care’ market for products like Entyce. How willing or able are primary care vets to treat with this sort of product? Then I have a follow-up. Jeff Simmons: Good question, and I would say Aratana has been very open about this, is they have developed a great product here. It’s first in class, as Aaron mentioned. It’s still very much we will put this in our launching category of products that we’re launching, because most the majority of the 20,000-plus clinics that are more general practitioners have not had a lot of exposure to this product. So, our increased share of voice, our much larger salesforce will be able to detail this, and our technical team be able to detail this across the board. As Aaron mentioned, this is everything from dogs with therapeutic disease to aging that have struggles with appetite. We see an opportunity to create a market in this broader segment. Then, of course, we’re going to globalize this product as we have Galliprant, as an example. That’s our intention at this stage, and of course we’ll keep you updated as we move down and add this new channel into the market with specialty as well. Jim Greffet: Do you have a follow-up, Mike? Michael DiFiore: 10 ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccu racies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only. 1-888-562-0262 1-604-929-1352 www.viavid.com Elanco Animal Health, Inc. – Strategic Investment Update, April 26, 2019

Yes, that’s very helpful. My follow-up is with regards to Tanovea, if you could give any color on what pricing may look like. You mentioned that it was conditionally approved in 2017, which was kind of a long time away. How come it’s been so long? What’s taking so long for full approval, if you could just clarify that. Aaron Schacht: Sure. Relative to pricing, I don’t think we’re sharing that detail. It’s available in the marketplace and it’s competitive, we believe, with the current standard. Relative to the development program, moving from this conditional approval to a full approval, it’s really VetDC is a smaller company. That’s been their primary focus is to get this product opportunity moving into a full development program. Obviously, the partnership with us will accelerate that. We think that there’s obviously a lot of dogs that suffer from lymphoma that should be available for these clinical trials, and now it’s a matter of enrolling that trial, getting this study completed and then moving into submission, assuming a good data package. Jim Greffet: Aaron, can you give a quick sort of backgrounder on sort of what conditional approval means and how this works? Aaron Schacht: Sure. For folks that maybe aren’t as familiar with how the CVM operates around a conditional approval, there’s a provision that the CVS has called the MUMS provision. It’s very analogous to the orphan drug act on the human side. Mums stands for Minor Use/Minor Species. A minor use in a major species like dog is what Tanovea is because treating oncology is considered a minor use at this point in time through their reference point. In essence, what you’re able to do is submit for a Minor Use/Minor Species approval without full effectiveness data, safety data, and then obviously the CMC data that’s required to validate that you’re manufacturing this drug in the right way, that’s all that’s needed for a conditional approval with the expectation that then the sponsor follows up with those studies that will get the full approval later. Jim Greffet: Great. Thanks, Aaron. Michael DiFiore: Thank you. Jim Greffet: Amy? Operator: Your next question comes from the line of Kathy Miner with Cowen and Company. Kathy, your line is open. Kathleen Miner: 11 ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccu racies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only. 1-888-562-0262 1-604-929-1352 www.viavid.com Elanco Animal Health, Inc. – Strategic Investment Update, April 26, 2019

Thank you. Just a couple of quick questions. First, on Galliprant, the $23 million sales number you mentioned for the first quarter, does that include all back orders, and can you just clarify if all of the—if what had been on back order has now been resolved? Second question is on the vet specialty clinics. Are those—can you give us a little bit more color on those 1,000 clinics. Are most of them oncology? What else is included in there? You said it’s a growing area so how many clinics would you expect, say in three years from now? Thank you. That’s it. Jim Greffet: Thanks, Kathy. On the $23 million on Galliprant, we’ll clearly give a lot more color on our Q1 call. The $23 million we were able to resolve the back orders. I think we had mentioned that in the prepared remarks, so we’re pleased that the manufacturing, the supply chain we’ve been able to accelerate that to meet the demand that’s growing for the product. So, the $23 million includes both kind of the organic run rate as well as the resolution of some things that were on back order at the end of last year. Jeff, do you want to provide more color on specialty? Jeff Simmons: Yes, again, I think this is a fast-growing segment in the vet clinic space. These are clinics that focus on specialty areas that are typically pretty broad. You have oncology, you have diabetes, pain, cardio, and as I mentioned, oncology here, cancer, and even maybe more complicated pain and post-surgical issues as well. We will continue to define this market. Aratana has done a very nice job initially as a company targeting this segment almost solely as a company, and we believe it will be very complementary. I’ll use this moment too, to really reiterate because of the relationship, because of Galliprant and the companies working together, I’m very confident that this is going to be a seamless integration. It’s going to have very little to no disruption, and we’re going to be able to continue to operate and leverage this very quickly. Jim Greffet: Thanks, Jeff. Amy, do we have more questions? Operator: Yes. Your next question comes from the line of Kevin Ellich with Craig-Hallum. Kevin, your line is open. Kevin Ellich: Thanks for taking my questions. Jeff, just wanted to go back. I know a lot has been talked about this morning, but when you look at Aratana’s pipeline and their product offering, clearly they’ve had home run with Galliprant and you guys have as well. What areas and which products do you find the most attractive? I was wondering if you could rank that from most attractive to least. Do you think Entyce can be as big as Galliprant, for example? Then, secondly, going back to oncology, like Erin said earlier, we all remember that Aratana had a product in the pipeline that they kind of de-emphasized. It just seems like that market opportunity isn’t as big as a lot of companies and start-ups in the space have once thought. Just wondering what due diligence and background information you guys did to get you more comfortable with extending into that space. It just seems like the wallet market share for consumers and pet owners, they’re focused on so many other things, it seems like cancer might be one of the least areas that they’re really focused on. 12 ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccu racies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only. 1-888-562-0262 1-604-929-1352 www.viavid.com Elanco Animal Health, Inc. – Strategic Investment Update, April 26, 2019

Jeff Simmons: Yes. I’ll make some comments. Then, Aaron, if you have anything else. I’ll maybe start with your second question first. I think you’re looking at it correctly. We are not—we’re entering this market of oncology with, number one, the Vet DC product. We like it. As you know, we have had a long history of successful acquisitions, but probably even moreso, late stage licensing agreements—an example of that is Galliprant—where we have very good diligence, and our diligence on VetDC and Tanovea shows that we believe this provides great opportunity for value. It’s got a conditional approval. It’s out in the marketplace and what we see here is the opportunity to really go into those three areas of challenge that inhibited market expansion, which you mentioned: economics, access and a regime that is good for the pet and the pet owner. We’re excited about the opportunity, and when you put Tanovea into the specialty business unit that we’ll have with Aratana, this is where we see the opportunity for expansion. Again, we’re going to do this in a very pragmatic staged way and keep the pet owner and the pet in the center. I’m very confident in our scientists and our marketing team to do this right. Then, I think as you look at the pipeline we’re going to use that same—we’re going to integrate these development projects, as Aaron said, in. As I’ve shared out on the road when we launched the IPO, we’ve got close to three dozen in development. This will take us over 40 projects in development and we will prioritize and appropriately use the same process that we are doing right now in development on these categories. There’s always a surprise or two positively and then you’ve got the natural elements of science that will remove some of those as well. Jim Greffet: Good. Thanks, Jeff. Amy? Operator: Your next question comes from the line of John Kreger with William Blair. John, your line is open. John Kreger: Hi. Thanks very much. You said this deal is not dilutive in ’19. Can we think about this as being accretive in ’20, or should we view it more as neutral? Todd Young: John, at this point we’re not giving guidance on 2020. We feel great about this transaction overall and the cash benefits it provides. And yeah, I’m just going to leave it at that for now. Jim Greffet: Maybe to add a little bit on things, maybe reiterations from in the call text, talking about the way Galliprant already manifests itself on our income statement, so the changes we see are really the addition of sales from Entyce, Nocita and Tanovea, and whatever may come in the more distant future from the pipeline products, as well as some smaller changes to our income statement from the way we account for Galliprant today in our Other Income and Deductions line. I think Todd emphasized it well. The economic reality here is the cash part of it in averted milestone and royalty payments to Aratana. 13 ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccu racies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only. 1-888-562-0262 1-604-929-1352 www.viavid.com Elanco Animal Health, Inc. – Strategic Investment Update, April 26, 2019

John Kreger: Great. Thank you. That’s … Jim Greffet: Amy, do we have other questions? Good, I’m glad that helps, John. Amy, other questions? Operator: Yes, your final question comes from the line of Navin Jacob with UBS. Navin, your line is open. Navin Jacob: Hi. Thanks for taking the question. Navin from UBS. Two questions, if I may. Number one, just broadly speaking about oncology, I realize you’re still sort of in the market formation, or the animal health industry is still in the market formation phase for oncology, but just wanted to understand broadly speaking how you think about oncology as space with regards to price and the potential benefit that you’re adding to the pets’ lives. Typically, you’re adding a few months to a pets’ lives and there’s a certain amount of cost associated with it. Just want to understand how you think about treatment rates in oncology for pets. Obviously in humans it’s very high but where do you think treatment rates could go in oncology of pets, given that dynamic. Then the second thing is future investments, spoke about some potential expense synergies but also talked about potentially expanding the salesforce. Just want to understand R&D expenses, SG&A expenses, please, for the next two to three years, are you seeing synergies there? Are you seeing investment? I’m not quite sure I fully understand that, please. Jim Greffet: Aaron, maybe you could talk about … Aaron Schacht: The oncology marketplace a little bit? Jim Greffet: Yes. Aaron Schacht: Yes, I think I’d start first with where the science is, right? I would offer that oncology products in veterinary care, it’s very early days, and I think we’re seeing something that looks similar to what we saw when the human medicine paradigm moved away from chemotherapy to more targeted agents. We’re right in the moment where all of that learnings from the human side can now translate into veterinary care, and you can see in the two products that we picked up, sort of a chemotherapeutic agent with Tanovea, followed by an immune vaccine, and that sort of bridges the span of technology. It's a little bit like communicating in an emerging market. They’ve got a mix of both landline and cell phones at the same time in emerging, and so it gives us a great opportunity in animal health to really sample the best of technologies and translate them for use in veterinary care. 14 ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccu racies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only. 1-888-562-0262 1-604-929-1352 www.viavid.com Elanco Animal Health, Inc. – Strategic Investment Update, April 26, 2019

I think your other question is how much will people seek treatment for this. I think we’ve been surprised and at times gratified by the fact that people will go to great lengths to maintain that companionship bond with their animal. I know in my own household we had a dog that had cancer and we had a major surgery to have a tumor removed, and to pay for that we took a smaller vacation that year. That’s the kinds of decisions the people are willing to make. I’m not saying everybody will make that decision, but we see people wanting to treat their pets if there are effective treatments. It’s our job to actually really navigate the science, to find those good treatments that address the key issues that Jeff described while bringing that unique efficacy that saves that pet’s life or extends that pet’s life. That’s why we’re in this, but it is early days for the field, and for Elanco for that matter. But we’re excited at least the start we’re making with these two products as well as future pipeline opportunities. Jim Greffet: Good. Todd, you want to talk about any financial color? Todd Young: Overall we do expect a lot of synergies to come from the deal, mainly with the use of our salesforce to drive Entyce and Nocita across the primary vet channel. We also will leverage our own internal R&D to pick up number of the Aratana R&D programs. Overall, from an accounting perspective, there’ll be a pick - up in Other Income based off no longer having this contingent liability that has been on our income statement previously, and feel very good about the overall impact to the economic health of Elanco going forward by these transactions. I’d also mention on the oncology bit, while we haven’t disclosed the financials, our investment here is very tailored to the current market opportunity. We are not going over our ski tips with thoughts of this being a massive market opportunity, but rather being very tailored to drive a therapeutic benefit for those dogs as well as pet owners that view this as an important thing for their pet. Jim Greffet: Thanks, Todd. I think that was all the questions, Amy. Jeff, do you have some closing thoughts? Jeff Simmons: Thank you for the time today from all of you. I want to just end with a connection back to when we launched the Company just a few months ago, and to really highlight the importance of doing what we said we were going to do, being aligned and being focused to this very focused IPP strategy that we talked about. As you kind of look at what we’ve announced today, one, on the innovation front, five more candidates into development. I think most importantly too is the partnering examples of how Aratana’s evolved and now a starting of a relationship with VetDC. On the portfolio, we’re adding three products now into the basket of products that we’re launching into those new innovation category, and we’re building out one of the three key growth categories we talked about in companion animal therapy. What really excites all of us here too is this companion animal specialty business unit, and geographically globalizing these products. Then lastly with productivity, as Todd just said, we are going to assure that the integration will be seamless, and with the combination of the mix as well as how we’ll manage the integration of this, it will be accretive overall as you look forward. 15 ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccu racies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only. 1-888-562-0262 1-604-929-1352 www.viavid.com Elanco Animal Health, Inc. – Strategic Investment Update, April 26, 2019

Again, a linkage to all three pillars of our strategy: it aligns, it enables, it expands and it accelerates what we’re doing, and we’ll continue to keep you updated on the progress quarter to quarter as we share our results. Again, thank you for your time. We’re excited about today’s announcement. Jim Greffet: Amy, that concludes our segment. Operator: This concludes today’s conference call. Thank you for your participation. You may now disconnect. Important Information for Investors and Stockholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction involving Aratana Therapeutics, Inc., a Delaware corporation (“Aratana”) and Elanco Animal Health Incorporated, an Indiana corporation (“Elanco”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of April 26, 2019, by and among Aratana, Elanco and Elanco Athens, Inc., Elanco will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Aratana that also constitutes a prospectus of Elanco (the “proxy statement/prospectus”). The definitive proxy statement/prospectus will be delivered to stockholders of Aratana. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Elanco and Aratana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Elanco will be available free of charge on Elanco’s internet website at www.elanco.com or by contacting Elanco’s Investor Relations Department at (317) 383-9935. Copies of the documents filed with the SEC by Aratana will be available free of charge on Aratana’s internet website at www.aratana.com or by contacting Aratana’s Investor Relations Department at (913) 353-1026. Participants in the Merger Solicitation Elanco, Aratana, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Aratana stockholders in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Elanco is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 3, 2019. Information about the executive officers of Aratana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018 which was filed with the SEC on March 13, 2019 and additional information about its executive officers and information about its directors is set forth in its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 19, 2019. 16 ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccu racies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only. 1-888-562-0262 1-604-929-1352 www.viavid.com Elanco Animal Health, Inc. – Strategic Investment Update, April 26, 2019

Cautionary Statement Regarding Forward-Looking Statements Statements in this document that are not strictly historical, including statements regarding the proposed acquisition of Aratana, the agreement between VetDC and Elanco, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: (1) the inability to close the merger in a timely manner; (2) the inability to complete the merger due to the failure to obtain Aratana stockholder adoption of the merger agreement or the failure to satisfy other conditions to completion of the merger, including required regulatory approvals; (3) the failure of the transaction to close for any other reason; (4) the possibility that the integration of Aratana’s business and operations with those of Elanco may be more difficult and/or take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to Aratana’s or Elanco’s existing businesses; (5) the effect of the announcement of the transaction on Elanco’s, Aratana’s or the combined company’s respective business relationships, operating results and business generally; (6) diversion of management’s attention from ongoing business concerns; (7) the possibility that the collaboration between Elanco and VetDC will not be commercially successful; and (8) other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the proxy statement/prospectus to be mailed to Aratana’s stockholders and in Elanco’s and Aratana’s respective filings with the U.S. Securities and Exchange Commission (“SEC”) that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in Elanco’s and Aratana’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2018. The forward-looking statements made herein speak only as of the date hereof and none of Elanco, Aratana or any of their respective affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law. 17 ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccu racies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only. 1-888-562-0262 1-604-929-1352 www.viavid.com Elanco Animal Health, Inc. – Strategic Investment Update, April 26, 2019